December 20, 2024

VIA EDGAR

Mr. Jeffrey Lewis

Mr. Isaac Esquivel

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Playa Hotels & Resorts N.V.

Form 10-K for the fiscal year ended December 31, 2023

Form 8-K filed November 6, 2024

File No. 001-38012

Dear Mr. Lewis and Mr. Esquivel:

We are writing in response to your letter dated December 18, 2024, commenting on the above-referenced filings of Playa Hotels & Resorts N.V. (“Playa” or the “Company”). For your convenience, we have repeated the staff’s comment below, followed by our response to the comment.

Form 8-K filed November 6, 2024

Exhibit 99.1, page 3

Comment:

1.

We note your discussion of Adjusted EBITDA you expect to achieve for fiscal year 2024 without providing a reconciliation to the most directly comparable GAAP measure. To the extent this measure is presented in future filings, please provide such reconciliation or a statement that the information could not be presented without unreasonable effort. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10(b) of the Compliance & Disclosure Interpretations (“C&DIs”) for Non-GAAP Financial Measures.

Response:

The Company respectfully acknowledges the staff’s comment and will revise its discussion of Adjusted EBITDA guidance, to the extent the measure is presented in future filings, to include a reconciliation to the most directly comparable GAAP measure or a statement that the information could not be presented without unreasonable effort.

*****

Thank you for your consideration in reviewing the above response. Please direct any further comments or requests for additional information to my attention at Ryan.Hymel@playaresorts.com.

Sincerely,
Playa Hotels & Resorts N.V.

/s/ Ryan Hymel

Ryan Hymel
EVP & Chief Financial Officer

cc:	Michael E. McTiernan, Hogan Lovells US LLP

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